Exhibit 99.1

Item 1A.  Risk Factors contained in Form 10-K for the year ended December 31, 2005

Our future operating results and financial condition depend on our ability to successfully design, develop, construct and sell homes that satisfy dynamic customer demand patterns.  Inherent in this process are factors that we must successfully manage to achieve favorable future operating results and financial condition. These operating and financial factors, along with many other factors, could affect our business and the price of our common stock and notes.  Potential risks and uncertainties that could affect our future operating results and financial condition include the following:

Interest Rates and Mortgage Financing. In general, housing demand is adversely affected by increases in interest rates and the unavailability of mortgage financing.  Most of our buyers finance their home purchases through third-party lenders providing mortgage financing.  If mortgage interest rates increase and, consequently, the ability of prospective buyers to finance home purchases is adversely affected, home sales, gross margins and cash flow may also be adversely affected and the impact may be material.  Long-term interest rates currently remain at low levels; however, rates have increased in the last year from historically low levels and it is impossible to predict future increases or decreases in market interest rates.

Homebuilding activities depend upon the availability and costs of mortgage financing for buyers of homes owned by potential customers, as those customers (move-up buyers) often must sell their residences before they purchase our homes.  Mortgage lenders have recently become subject to more intense underwriting standards by the regulatory authorities which oversee them.  More stringent underwriting standards could indirectly have a material adverse effect on our business if certain buyers are unable to obtain mortgage financing.

Housing Affordability and Market Conditions.  As a participant in the homebuilding industry, we are subject to market forces beyond our control.  In general, housing demand is adversely affected by the affordability of housing.  In recent periods, the affordability of housing has declined in many of our markets, which could adversely affect the ability of our customers, particularly first-time homebuyers, to afford our product offerings.

In addition, many homebuyers need to sell their existing home in order to purchase a new home from us, and a weakening of the home sale market or a decrease or leveling in home sale prices could adversely affect that ability.  Some commentators believe that the prices of homes are inflated and may decline if the demand for homes weakens.  A decline in prices for homes could have an adverse effect on our homebuilding business.

Cancellations.  Our backlog reflects the number and value of homes for which we have entered into a sales contract with a customer but have not yet delivered the home.  Although these sales contracts typically require a cash deposit and do not make the sale contingent on the sale of the customer’s existing home, in some cases a customer may cancel the contract and receive a complete or partial refund of the deposit as a result of local laws or as a matter of our business practices.  If home prices begin to decline, interest rates increase or there is a national or local economic decline, homebuyers may have an incentive to cancel their contract with us, even where they might be entitled to no refund or only a partial refund.  An increase in cancellations could have a material adverse effect on our business.

Future Expansion.  We may continue to consider growth or expansion of our operations in our current markets or in other areas of the country.  Our expansion into new or existing markets could have a material adverse effect on our cash flows or profitability.  The magnitude, timing and nature of any future expansion will depend on a number of factors, including suitable acquisition candidates, the negotiation of acceptable terms, our financial capabilities and general economic and business conditions.  New acquisitions may result in the incurrence of additional debt. Acquisitions also involve numerous risks, including difficulties in the assimilation of the acquired company’s operations, the incurrence of unanticipated liabilities or expenses, the diversion of management’s attention from other business concerns, risks of entering markets in which we have limited or no direct experience and the potential loss of key employees of the acquired company.

Dependence on Subcontractors. We conduct our construction operations only as a general contractor.  Virtually all architectural, construction and development work is performed by unaffiliated third-party subcontractors.  As a consequence, we depend on the continued availability of and satisfactory performance by these subcontractors for the design and construction of our homes.  We cannot assure you that there will be sufficient availability of and satisfactory performance by these unaffiliated third-party subcontractors.  In addition, inadequate subcontractor resources could have a material adverse affect on our business.

Operating and Financial Limitations.  The indentures for our senior notes and the agreement for our senior unsecured credit facility impose significant operating and financial restrictions on us.  These restrictions limit our ability and the ability of our subsidiaries, among other things, to:

•       incur additional indebtedness or liens;

•       pay dividends or make other distributions;

•       repurchase our stock;

•       make investments (including investments in joint ventures); or

•       consolidate, merge or sell all or substantially all of our assets.

In addition, the indentures for our senior notes and the agreement for our senior unsecured credit facility require us to maintain a minimum consolidated tangible net worth and our credit facility requires us to maintain other specified financial ratios, including the amount and types of land, speculative housing and model homes that we may own at any given time.  We cannot assure you that these covenants will not adversely affect our ability to finance our future operations or capital needs or to pursue available business opportunities.  A breach of any of these covenants or our inability to maintain the required financial ratios could result in a default in respect of the related indebtedness.  If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable.

Increased Investments in Joint Ventures.  We participate in numerous land acquisition and development joint ventures with independent third parties, in which we have less than a controlling interest.  Our participation in these types of joint ventures has increased over the last couple of years and we expect it to continue to increase in the foreseeable future.  These joint ventures provide us with a means of accessing larger parcels and lot positions and help us expand our marketing opportunities and manage our risk profile.  However, these joint ventures often acquire parcels of raw land without entitlements and as such are subject to a number of development risks that our business does not face directly.  These risks include the risk that anticipated projects could be delayed or terminated because applicable governmental approvals cannot be obtained at reasonable costs, if at all.  In addition, the risk of construction and development cost overruns can be greater for a joint venture where it acquires raw land compared to our typical acquisition of entitled lots.  These increased development and entitlement risks could have a material adverse effect on our financial position or results of operations if one or more joint venture projects is delayed, cancelled or terminated or we are required, whether contractually or for business reasons, to invest additional funds in the joint venture to facilitate the success of a particular project.

Our joint venture investments are generally very illiquid both because we lack a controlling interest in the ventures and because most of our joint ventures are structured to require super-majority or unanimous approval of the members to sell a substantial portion of the joint venture’s assets or for a member to receive a return of its invested capital.  Our lack of controlling interest also results in the risk that the joint venture will take actions that we disagree with, or fail to take actions that we desire.

Colonial Homes and Greater Homes Acquisitions.  In February and September 2005, we completed the acquisitions of substantially all of the homebuilding operations of Colonial Homes of Ft. Myers/Naples, Florida, and Greater Homes of Orlando, Florida, respectively.  The integration of Colonial and Greater Homes into our operations following the acquisitions will involve a number of risks.  In particular, the combined companies may experience attrition among management and personnel.  The integration process could also disrupt the activities of our current business.  The integration of companies requires, among other things, coordination of management, administrative and other functions.  Failure to overcome these challenges or any other problems encountered in connection with the acquisitions of Colonial and Greater Homes could cause our financial condition, results of operations and competitive position to decline.  Our integration of the Colonial Homes and Greater Homes acquisitions assumes certain synergies and other benefits.  We cannot assure you that unforeseen factors will not offset the intended benefits of the acquisition in whole or in part.

Attached Product and Condominium Offerings.  In connection with the acquisition of Colonial, we became involved in the construction and sale of multi-story condominium homes.  Prior to this acquisition, our business has typically involved only the construction and sale of single-family homes.  The construction and sale of condominium homes involves different construction processes and subcontractors and, to a degree, different customers.  In addition, condominium homes typically involve more extensive sales and warranty regulations.  Although we now employ most of the Colonial Homes employees that were involved with the Colonial business (including condominium construction and sales), we have little prior experience in the condominium business.  In addition, we are expanding into condominium construction and sales in other markets in which we operate and we face similar challenges and risks with such endeavors.

Dependence on Key Personnel.  Our success largely depends on the continuing services of certain key employees, including our Co-Chief Executive Officers, John R. Landon and Steven J. Hilton, and our ability to attract and retain qualified personnel.  We have employment agreements with Messrs. Landon and Hilton, but we do not have employment agreements with certain other key employees.  We believe that Messrs. Landon and Hilton  each possess valuable industry knowledge, experience and leadership abilities that would be difficult in the short term to replicate.  In addition, Messrs. Landon and Hilton have cultivated key contacts and relationships with important participants in the land acquisition process in our various communities across the country.  The loss of the services of key employees could harm our operations and business plans.

Limited Geographic Diversification. We have operations in Texas, Arizona, California, Nevada, Colorado and Florida.  Our limited geographic diversification could adversely impact us if the homebuilding business in our current markets should decline, since there may not be a balancing opportunity in a stronger market in other geographic regions.

Increased Insurance Costs.  Recently, lawsuits have been filed against builders asserting claims of personal injury and property damage caused by the presence of mold in residential dwellings.  Some of these lawsuits have resulted in substantial monetary judgments or settlements.  We believe that we have maintained adequate insurance coverage to insure against these types of claims for homes completed before October 1, 2003.  Insurance carriers have been excluding from policies of many homebuilders coverage for claims arising from the presence of mold for many builders and, as of October 1, 2003, our insurance policy began excluding mold coverage.  If our retentions are not sufficient to protect against these types of claims or if we are unable to obtain adequate insurance coverage, a material adverse effect on our business, financial condition and results of operations could result if we are exposed to claims arising from the presence of mold in the homes that we build.

Natural Disasters.  We have significant homebuilding operations in Texas, California and Florida.  Some of our markets in Texas and Florida occasionally experience extreme weather conditions such as tornadoes or hurricanes.  California has experienced a significant number of earthquakes, wildfires, flooding, landslides and other natural disasters in recent years.  We do not insure against some of these risks.  These occurrences could damage or destroy some of our homes under construction or our building lots, which may result in losses that exceed our insurance coverage.  We could also suffer significant construction delays or substantial fluctuations in the pricing or availability of building materials.  Any of these events could cause a decrease in our revenue, cash flows and earnings.

Inflation.  We, like other homebuilders, may be adversely affected during periods of high inflation, mainly because of higher land and construction costs.  Also, higher mortgage interest rates may significantly affect the affordability of mortgage financing to prospective buyers.  Inflation increases our cost of financing, materials and labor and could cause our financial results or growth to decline.  We attempt to pass cost increases on to our customers through higher sales prices.  Although inflation has not historically had a material adverse effect on our business, recently the cost of some of the materials we use to construct our homes has increased.  Sustained increases in material costs would have a material adverse effect on our business if we are unable to increase home sale prices or home sale prices comparably decrease.

Home Warranty Factors.  Construction defect and home warranty claims are common in the homebuilding industry and can be costly.  While we maintain product liability insurance and generally require our subcontractors and design professionals to indemnify us for liabilities arising from their work, we cannot assure you that these insurance rights and indemnities will be adequate to cover all construction defect and warranty claims for which we may be held liable.  For example, we may be responsible for applicable self-insured retentions, which have increased recently, and certain claims may not be covered by insurance or may exceed applicable coverage limits.

Homebuilding Industry Factors.  The homebuilding industry is cyclical and is significantly affected by changes in economic and other conditions such as employment levels, availability of financing, interest rates, and consumer confidence.  These factors can negatively affect demand for and cost of our homes.  We are also subject to various risks, many of which are outside of our control, including delays in construction schedules, cost overruns, changes in governmental regulations (such as no- or slow-growth initiatives), increases in real estate taxes and other local government fees, and raw materials and labor costs.

We are also subject to the potential for significant variability and fluctuations in the cost and availability of real estate.  Although historically we have generally developed parcels ranging from 100 to 300 lots, in order to achieve and maintain an adequate inventory of lots, we are beginning to purchase larger parcels, in many cases with a joint venture partner.  Write-downs of our real estate could occur if market conditions deteriorate and these write-downs could be material in amount.

Fluctuations in Operating Results. We historically have experienced, and expect to continue to experience, variability in home sales and net earnings on a quarterly basis.  As a result of such variability, our historical performance may not be a meaningful indicator of future results.  Factors that contribute to this variability include:

•                     timing of home deliveries and land sales;

•                     delays in construction schedules due to strikes, adverse weather, acts of God, reduced subcontractor availability and governmental restrictions;

•                     our ability to acquire additional land or options for additional land on acceptable terms;

•                     conditions of the real estate market in areas where we operate and of the general economy;

•                     the cyclical nature of the homebuilding industry, changes in prevailing interest rates and the availability of mortgage financing; and

•                     costs and availability of materials and labor.

Competition.  The homebuilding industry is highly competitive. We compete for sales in each of our markets with national, regional and local developers and homebuilders, existing home resales and, to a lesser extent, condominiums and available rental housing. Some of our competitors have significantly greater financial resources or lower costs than we do.  Competition among both small and large residential homebuilders is based on a number of interrelated factors, including location, reputation, amenities, design, quality and price.  Competition is expected to continue and become more intense, and there may be new entrants in the markets in which we currently operate and in markets we may enter in the future.  If we are unable to successfully compete, our financial results and growth could suffer.

Additional Financing; Limitations.  The homebuilding industry is capital intensive and requires significant up-front expenditures to secure land and begin development and construction.  Accordingly, we incur substantial indebtedness to finance our homebuilding activities.  At December 31, 2005, we had approximately $592.1 million of indebtedness and other borrowings.  If we require working capital greater than that provided by operations or available under our credit facility, we may be required to seek additional capital in the form of equity or debt financing from a variety of potential sources, including bank financing and securities offerings. There can be no assurance we would be able to obtain such additional capital on terms acceptable to us, if at all.  The level of our indebtedness could have important consequences to our stockholders, including the following:

•                     our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

•                     we must use a substantial portion of our cash flow from operations to pay interest and principal on our indebtedness, which reduces the funds available to us for other purposes such as capital expenditures;

•                     we have a higher level of indebtedness than some of our competitors, which may put us at a competitive disadvantage and reduce our flexibility in planning for, or responding to, changing conditions in our industry, including increased competition; and

•                     we may be more vulnerable to economic downturns and adverse developments in our business than some of our competitors.

We expect to obtain the money to pay our expenses and to pay the principal and interest on our indebtedness from cash flow from operations.  Our ability to meet our expenses thus depends on our future performance, which will be affected by financial, business, economic and other factors.  We will not be able to control many of these factors, such as economic conditions in the markets where we operate and pressure from competitors.

We cannot be certain that our cash flow will be sufficient to allow us to pay principal and interest on our debt and meet our other obligations.  If we do not have sufficient funds, we may be required to refinance all or part of our existing debt, sell assets or borrow additional funds.  We cannot guarantee that we will be able to do so on terms acceptable to us, if at all.  In addition, the terms of existing or future debt agreements may restrict us from pursuing any of these alternatives.

Government Regulations; Environmental Conditions. Regulatory requirements could cause us to incur significant liabilities and costs and could restrict our business activities.  We are subject to local, state and federal statutes and rules regulating certain developmental matters, as well as building and site design.  We are subject to various fees and charges of government authorities designed to defray the cost of providing certain governmental services and improvements. We may be subject to additional costs and delays or may be precluded entirely from building projects because of “no-growth” or “slow-growth” initiatives, building permit ordinances, building moratoriums, or similar government regulations that could be imposed in the future due to health, safety, welfare or environmental concerns.  We must also obtain licenses, permits and approvals from government agencies to engage in certain activities, the granting or receipt of which are beyond our control and could cause delays in our homebuilding projects.

We are also subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning the protection of health and the environment.  Environmental laws or permit restrictions may result in project delays, may cause substantial compliance and other costs and may prohibit or severely restrict development in certain environmentally sensitive regions or geographic areas.  Environmental regulations can also have an adverse impact on the availability and price of certain raw materials, such as lumber.

Acts of War.  Acts of war or any outbreak or escalation of hostilities between the United States and any foreign power, including the conflict with Iraq, may cause disruption to the economy, our company, our employees and our customers, which could impact our revenue, costs and expenses and financial condition.